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                               SIMPLAYER.COM LTD.



                       1999 ANNUAL REPORT TO STOCKHOLDERS






























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                                                                  March 31, 2000

Dear Shareholders and Friends of SimPlayer.com

We are all excited with the changes in the Company in 1999, and with our new focus and direction as an Internet company.

In early 1999, we developed a prototype of an Internet technology, SimPlayer, that built on our 15 years of experience in simulation technology and education, in the complex fields of science and math. That foundation provided us with the expertise to turn raw data into understandable, dynamic, visual and engaging experiences. The SimPlayer technology provides Internet users with a simple way to access constantly changing information from multiple sources on the web. We believe SimPlayer can be used to create immersive, interactive web applications that are among the stickiest applications on the web.

We started by developing the concepts and the tools to enable us to meet the challenges provided by the constantly growing amount of information available on the Internet. We believed that there might be larger opportunities outside the educational market where this technology could be used to help people understand, enjoy, and use information. We looked at several markets, including education, weather, sports, advertising, politics and finance, and we developed several prototype applications to show the capabilities of the technology.

While we were building the SimPlayer technology, we were also remaking LOGAL into an Internet business. LOGAL was becoming an educational portal, LOGAL.net, with very aggressive plans to increase market share. LOGAL.net was also developing plans to expand into the home market. In April 1999, it was clear that we had two different businesses to run, LOGAL and SimPlayer, and that both required significant investment. The Board of Directors decided to focus on SimPlayer and fund the SimPlayer opportunity through the sale of the educational business.

On July 15, we sold LOGAL's educational assets and name to Riverdeep Interactive Learning. Our key educational developers and sales people moved to Riverdeep to help them to integrate LOGAL.net and the educational products into their offerings. We are pleased that our loyal customers, some of whom had been using our products for more than ten years, and our award winning products are enjoying a successful and supportive new home.

The day after the sale was completed, a small group of the SimPlayer core technology developers, Elaine LeBlanc, and I began SimPlayer.com, Inc., a very early stage, public start-up, funded by proceeds of the sale.

In September 1999, a group of shareholders comprised of previous venture capital investors, who invested in LOGAL during 1993 and 1994, decided to sell their holdings, and their affiliates resigned from the board of directors. An investment vehicle in which Pat McDonagh, the founder and largest shareholder of Riverdeep, and I are significant holders, bought all of the shares from these early venture capital investors, and gave them a partial buy-back option that allows them an opportunity to benefit from future success of SimPlayer. Pat McDonagh, Barry O'Callaghan and Elaine LeBlanc, joined me as the new Board of Directors. Our first decision as a board was to focus SimPlayer on the sports market.

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We chose the sports market because it is a large market ($324 billion) that reaches the majority of Americans (85%). The Internet is the fastest growing segment of the sports market and 40% of the American adult population accesses the Internet for sports information. But most importantly, the constantly changing data, multiple representations, visualization, interactivity, predictions, and access from everywhere at all times, are the fundamentals of the sports information market. SimPlayer technology is ideal for use in sports, including professional, amateur, and fantasy sports. We are developing an initial baseball application and plan to begin applications in other sports. We plan to host our applications on a destination site, eSportsPlus.com, and may also license applications to partners to be included on their sites. We have been showing beta versions to potential customers and business partners. The initial reactions have been very positive.

In February 2000, we raised approximately $6 million from a group of investors in a private placement. Jonathan Ilany and Dr. Michael Anghel joined our board of directors, bringing many years of experience from the worlds of finance and telecommunications. The additional cash from the private placement will enable us to accelerate our business development and product development by hiring additional professional staff in engineering, application development, business development, marketing, sales, and finance. We are also continuing to build a strong management team to lead SimPlayer and face the challenges ahead. Our fast growth also required us to move to new office locations. In the U.S., we are relocating to Stoneham, Massachusetts. In Israel, we have relocated to Yehood.

Since my last letter to the shareholders seven months ago, the Company has made significant progress. We are still in our early stages and will continue to evolve our business model as we learn more about the market. We are working very hard to keep the momentum going and to continue to build value for you, our shareholders. This past year was a significant turning point for the Company, and we are very excited about our new direction. We look forward to the challenge of building our business in the Internet sports market.

                                           Sincerely,



                                           Yoel Givol
                                           President and Chief Executive Officer
                                           SimPlayer.com


THE PRECEDING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS, AMONG OTHER MATTERS RELATING TO THE POTENTIAL OF SIMPLAYER, WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL EXPERIENCE MAY DIFFER MATERIALLY FROM THAT DISCUSSED ABOVE. FACTORS THAT MAY CAUSE SUCH DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS" IN THE COMPANY'S FORM 20-F CONTAINED HEREIN.



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                    [THE COMPANY'S ANNUAL REPORT ON FORM 20-F
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                     AS FILED WITH THE SEC ON MARCH 8, 2000
                      IS INCORPORATED HEREIN BY REFERENCE.]























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                               CORPORATE DIRECTORY

BOARD OF DIRECTORS                                            OFFICERS
------------------                                            --------
Yoel Givol                                                    Yoel Givol
    Chairman of the Board, President, Chief Executive             President, Chief Executive Officer and Chief
    Officer and Chief Financial Officer of SimPlayer.com          Financial Officer; and President of SimPlayer.com,
    Ltd.                                                          Inc.
Michael Anghel                                                Elaine LeBlanc
    Chairman and Chief Executive Officer of CAP Ventures,         Executive Vice President of SimPlayer.com, Inc.
    Ltd.                                                      Susan Underhill
Jonathan Ilany                                                    VP Sales of SimPlayer.com, Inc.
    Chief Executive Officer of Angiosonics, Inc.              Amir Hanel
Pat McDonagh                                                      VP Research and Development
    Founder and Director of Riverdeep Interactive Learning    Alon Neufield
    Ltd.                                                          VP Research and Development
Barry O'Callaghan
    Chief Executive Officer of Riverdeep Interactive
    Learning Ltd.
Elaine LeBlanc
    Executive Vice President of SimPlayer.com, Inc.

CORPORATE HEADQUARTERS                                        U.S. SUBSIDIARIES
SimPlayer.com Ltd.                                            Xlog, Inc.
2 Mohaliver Street                                            SimPlayer.com, Inc.
Yehood, Israel 56207                                          eSportsPlus.com, Inc.
Phone 972-6-693-8880                                          91 Montvale Avenue
                                                              Stoneham, MA  02180
                                                              Phone (781) 481-9120

GENERAL COUNSEL                                               AUDITORS
Kleinhendler & Halevy                                         Kost, Forer & Gabbay,
30 Kalisher Street                                            a member firm of Ernst & Young International
Tel Aviv 65257 Israel                                         2 Kremenetski Street
                                                              Tel Aviv 67899 Israel

U.S. COUNSEL                                                  TRANSFER AGENT
Testa, Hurwitz & Thibeault, LLP                               American Stock Transfer & Trust Company
125 High Street                                               40 Wall Street
Boston, MA 02110                                              New York, NY  10005

STOCK TRADING INFORMATION                                     ANNUAL MEETING
SimPlayer is listed on The Nasdaq SmallCap                    The Annual Meeting of Stockholders of SimPlayer will be
Market (symbol: SMPL).                                        held on April 24, 2000, 11:00 a.m., at the offices of
                                                              Testa, Hurwitz & Thibeault, LLP, 125 High Street,
                                                              Boston, MA  02110


SEC FORM 20-F
Stockholders wishing a copy of the SimPlayer Annual Report on Form 20-F with all exhibits may receive one by contacting Yoel Givol, SimPlayer, Stoneham, MA, phone (781) 481-9120, fax (781) 481-9121, or Nitzan Hirsch-Falk, Kleinhendler &
Halevy, 30 Kalisher Street, Tel Aviv, Israel, phone 972-54-510-760, fax
972-3-510-7528.


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